811-22378
Branch 17

40-33

ROPES & GRAY

ROPES & GRAY LLP
ONE METRO CENTER
700 12TH STREET, NW, SUITE 900
WASHINGTON, DC 20005-3948
WWW.ROPESGRAY.COM

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 09 2010
WASH, D.C.
211

December 8, 2010

RECEIVED
DEC 15 2010
OFFICE OF THE SECRETARY

Nathan D. Briggs
T +1 202 626 3909
F +1 202 383 7766
nathan.briggs@ropesgray.com

BY HAND

RECEIVED
DEC 15 2010
OFFICE OF THE SECRETARY

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: *Trust Company of the West v. DoubleLine Funds Trust et al.*, BC 450413 (Sup. Ct. of the State of California)

Dear Sir or Madam:

On behalf of DoubleLine Funds Trust and the Trustees of the Trust named as defendants in the above-captioned action, I enclose for filing a copy of the complaint filed in the above-captioned action. This filing is being made pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Very truly yours,

Nathan D. Briggs

Enclosure

10000626

QUINN EMANUEL URQUHART & SULLIVAN, LLP
John B. Quinn (Bar No. 090378)
johnquinn@quinnemanuel.com
Eric J. Emanuel (Bar No. 102187)
ericemanuel@quinnemanuel.com
Dominic Surprenant (Bar No. 165861)
dominicsurprenant@quinnemanuel.com
Steven G. Madison (Bar No. 101006)
stevemadison@quinnemanuel.com
865 South Figueroa Street, 10th Floor
Los Angeles, California 90017-2543
Telephone: (213) 443-3000
Facsimile: (213) 443-3100

Attorneys for Plaintiff
Trust Company of the West

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF LOS ANGELES

TRUST COMPANY OF THE WEST, a California Corporation, Plaintiff, vs. DOUBLELINE FUNDS TRUST, a Delaware statutory trust; JOSEPH J. CIPRARI, an individual; JOHN C. SALTER, an individual; ROBERT J. UNTRACHT, an individual; RAYMOND B. WOOLSON, an individual; and DOE DEFENDANTS 1 THROUGH 10, Defendants.	CASE NO. BC450413 **COMPLAINT FOR:** **MISAPPROPRIATION OF TRADE SECRETS** ***BUS. & PROF. CODE* § 17200** **COMMON LAW UNFAIR COMPETITION** **CONSPIRACY TO ACQUIRE AND USE GOOD WILL, TRADE SECRETS, AND OTHER CONFIDENTIAL, PROPRIETARY AND VALUABLE INFORMATION** **AIDING AND ABETTING THE ACQUISITION AND USE OF GOOD WILL, TRADE SECRETS, AND OTHER CONFIDENTIAL, PROPRIETARY AND VALUABLE INFORMATION** **UNJUST ENRICHMENT** **VIOLATION OF PENAL CODE § 496**

Plaintiff Trust Company of the West ("TCW"), with knowledge as to its own conduct and upon information and belief as to all others, complains against DoubleLine Funds Trust, Joseph J. Ciprari, John C. Salter, Robert J. Untracht, Raymond B. Woolson, and DOES 1 through 10 as follows:

A. Background

1. Jeffrey Gundlach was a director of TCW and its Chief Investment Officer until December 4, 2009. While still an officer, director and employee of TCW, Gundlach and other TCW employees, including Barbara VanEvery, Cris Santa Ana and Jeffrey Mayberry (collectively "Co-Conspirators") abandoned their duties of loyalty and faithful service to TCW and encouraged other employees to do likewise. Acting in concert, Co-Conspirators engaged in, among other unlawful, unfair and deceptive acts, wholesale theft of TCW confidential and proprietary data, including client and portfolio holdings data and confidential and proprietary client contact and related information for 24,000 TCW client contacts and prospects, by secretly downloading such data to external drives and "flash" drives. The total amount of stolen information, if printed out, would total approximately nine million pages, or 3,700 banker boxes of documents. In so doing, Co-Conspirators violated federal and state statutes, including but not limited to California Civil Code § 3426 (misappropriation of trade secrets), California Civil Code § 502 (Computer Access Data and Fraud Act), 18 U.S.C. § 1832 *et seq.* (misappropriation of trade secrets), 18 U.S.C. § 1030 *et seq.* (Computer Fraud and Abuse Act) and Penal Code § 496 (receipt of stolen property).

2. Co-Conspirators are defendants in a civil action brought by TCW on January 7, 2010, in the Superior Court for Los Angeles County, State of California, styled *Trust Company of the West v. Jeffrey Gundlach, et al.*, Case No. BC 429385 ("*TCW v. Gundlach*"). The complaint in *TCW v. Gundlach* sets forth in detail Co-Conspirators' wrongful and illegal conduct. The allegations in *TCW v. Gundlach* are incorporated by reference as if fully set forth herein.

3. To exploit the economic value of the confidential and proprietary information stolen by the Co-Conspirators, on January 11, 2010, Gundlach formed a trust, DoubleLine Funds Trust (the "Trust"). The purpose of the Trust was and is to market mutual funds and to generate fees and profits for Gundlach and the money management firm he had formed, DoubleLine

Capital LP ("DoubleLine"). The Trust has retained DoubleLine as its agent in the capacity of its Investment Adviser. The Trust and individual trustees identified below knew that Co-Conspirators had stolen confidential and proprietary information from TCW; knew that their agents would in fact use the stolen confidential and proprietary information in the management of the Trust's mutual funds; and knowingly joined and thereafter participated in the conspiracy to possess and use TCW confidential and proprietary information by marketing mutual funds in direct competition with identical or similar TCW mutual funds, with the unfair competitive advantage of using TCW's confidential and proprietary information. Without the Trust's active participation in the conspiracy, the Co-Conspirators could not fully exploit the value of the property they had stolen from TCW.

B. Parties

4. Plaintiff TCW was founded in 1971. TCW offers institutional and individual investors a wide array of investment strategies. TCW has over $100 billion in assets under management. Its continued success is dependent on maintaining its clients' trust and confidence. Its principal place of business is in Los Angeles, California.

5. The Trust is a Delaware statutory trust, doing business in the County of Los Angeles, through four funds: DoubleLine Total Return Bond Fund, the DoubleLine Core Fixed Income Fund, the DoubleLine Emerging Markets Fixed Income Fund and DoubleLine Multi-Asset Growth Fund (collectively, the "Funds"). Gundlach created the Trust on or about January 11, 2010 (within days of the filing of the complaint in *TCW v. Gundlach*). The Certificate of Trust shows Gundlach and a longtime associate and DoubleLine principal as the only Trustees at the time the Trust was created. Gundlach controlled the decisions and conduct of the other Trustee. On or about January 11, 2010, when the Trust was controlled exclusively by Gundlach, Gundlach designated DoubleLine as the agent and adviser of the Funds, with Gundlach and others he selected serving as portfolio managers of the Funds. Months later, Gundlach selected four other Trustees of the Trust, whom he knew he could influence and control, to be presented as candidates in a shareholder election. These candidates were defendants Joseph J. Ciprari, John C. Salter,

Robert J. Untracht and Raymond B. Woolson (collectively, the "Trustees"). Each was subsequently elected as Trustee.

6. Defendant Joseph J. Ciprari ("Ciprari") is a Trustee of the Trust. Ciprari works and resides in the County of Los Angeles.

7. Defendant John C. Salter ("Salter") is a Trustee of the Trust. Salter works and resides in the County of Los Angeles.

8. Defendant Robert J. Untracht ("Untracht") is a Trustee of the Trust. Untracht works and resides in the County of Los Angeles.

9. Defendant Raymond B. Woolson ("Woolson") is a Trustee of the Trust. Woolson has performed his duties as a trustee to the Trust, in whole or in part, in the County of Los Angeles.

10. TCW is ignorant of the true names of DOES 1 through 10 and such names are fictitious. Once TCW learns of the true names of DOES 1 through 10, TCW will amend its complaint to include the real name of such party or names of such parties.

C. The Trust Appoints DoubleLine as Its Investment Adviser, Designating DoubleLine as Its Agent in All Material Aspects Relating to Investment and Management Services.

11. DoubleLine acted at all relevant times as the agent of the Trust. The operative instrument that defines the legal relationship between DoubleLine and the Trust states that DoubleLine is the agent of the Trust. Specifically, the Investment Advisory and Management Agreement by and between the Trust and DoubleLine (the "IAMA") provides: "The Adviser shall be indemnified by the Trust *as an agent of the Trust* in accordance with the terms of Section 10.02(c) of the Declaration of Trust." IAMA ¶ 9 (emphasis added).

12. In addition to designating the Trust an agent of DoubleLine, the IAMA also enumerates the specific ways in which the Trust has the right to control and supervise DoubleLine's day-to-day conduct. Paragraph 1(c) of the IAMA provides that the Adviser's selection of employees and associates is subject to the Trust's supervision and control:

> "The Adviser, *subject to the prior approval of the Trust's Board of Trustees*, may from time to time employ or associate itself with such person or persons as the Adviser may believe to be particularly fitted to assist it in the performance of this Agreement . . . ."

(Emphasis added). Paragraph 2 of the IAMA provides that the Trust shall "direct[] and supervis[e]" the Adviser with respect to the following:

> "(a) Manag[ing] the investment of each Fund's assets including, by way of illustration, the evaluation of pertinent economic, statistical, financial and other data, the determination of the industries and companies to be represented in that Fund's portfolio, the formulation and implementation of the Fund's investment program, and the determination from time to time of the securities, cash and other investments, contracts, agreements or transactions (collectively "Securities") to be purchased, retained, sold, entered into or terminated by the Fund;
>
> "(b) Plac[ing] orders for the purchase or sale of securities for each Fund's account with broker-dealers or other execution agents or counterparties selected by the Adviser;
>
> "(c) Administer[ing] the day to day operations of each Fund;" and
>
> "(d) Furnish[ing] to the Trust office space at such place as may be agreed upon from time to time, and all office facilities, business equipment, supplies, utilities and telephone services necessary for managing the affairs and investments and keeping those accounts and records of the Trust and the Funds that are not maintained by the Trust's transfer agent, custodian, accounting or subaccounting agent, and arrange for officers or employees of the Adviser to serve, without compensation from the Trust, as officers, trustees or employees of the Trust, if desired and reasonably required by the Trust".

On information and belief, the Trust and Trustees in fact exercised their right to control and supervise DoubleLine's conduct as provided by the IAMA.

13. In addition to classifying DoubleLine as an agent of the Trust, the IAMA provides that DoubleLine may also act as an independent contractor under certain circumstances. An agent may simultaneously act as an independent contractor and an agent. *See City of Los Angeles v. Meyers Brothers Parking System* (1975) 54 Cal.App.3d 135, 138 ("Agency and independent contractorship are not necessarily mutually exclusive legal categories as independent contractor and servant or employee are. . . . One who contracts to act on behalf of another and subject to the other's control, except with respect to his physical conduct, is both an agent and an independent contractor") (Internal citations omitted).

14. Moreover, pursuant to the IAMA, DoubleLine acts as the Trust's agent except in those limited circumstances which are not expressly provided or authorized by the IAMA. *See* IAMA ¶ 10 ("The Adviser is an independent contractor and, *except as expressly provided or authorized in this Agreement*, shall have no authority to act for or represent the Trust") (emphasis added). DoubleLine can only act as an independent contractor with respect to conduct that is not encompassed by the IAMA. The IAMA stipulates that the Trust has the right to direct and supervise the day-to-day conduct of DoubleLine in every aspect that is material to DoubleLine's provision of investment and management services, including with respect to its "day to day operations of each Fund," its management of each Fund's assets, and its evaluation of economic, statistical, financial and other data (which TCW herein alleges DoubleLine and the Trust misappropriated from TCW). Thus, with respect to all material allegations in this Complaint, DoubleLine acted as an agent of the Trust.

15. Although TCW has alleged that Gundlach, as both a principal of DoubleLine and a Trustee of the Trust, sought to exert and exerted undue influence over the ostensibly independent Trustees, those allegations are not inconsistent with the allegations in this Complaint that DoubleLine acted as the Trust's agent. Federal law ensures that the Trust retains its right of control over the investment adviser by requiring that no less than three-fifths of the Board of Trustees of the Trust are required to be independent from its investment adviser. Furthermore, the

Trust has the right to remove DoubleLine through its power to terminate the relationship. Pursuant to the IAMA, the Trust may terminate its agency relationship with DoubleLine "at any time and without payment of any penalty . . . upon sixty days' written notice to the Adviser." IAMA ¶ 11. Accordingly, the Trust retained the power to terminate the relationship with minimal notice to DoubleLine.

D. The Trust And "Independent" Trustees Confirm the Appointment Of DoubleLine As The Trust's Investor Adviser, Retaining The Legal Right Of "Direction and Supervision" of DoubleLine.

16. On or about March 5, 2010, the Trust filed a Declaration of Trust of DoubleLine Funds Trust (the "Declaration of Trust") with the Security and Exchange Commission ("S.E.C."). Section 3.01(c) of the Declaration of Trust provides:

> Except for the Trustees named herein or appointed to fill vacancies pursuant to Section 3.04 of this Article III, the Trustees shall be elected by the Shareholders owning of record Shares representing a plurality of the votes cast by Shareholders present in person or by proxy at a meeting of Shareholders at which a quorum is present. Such a meeting shall be held on a date fixed by the Trustees. In the event that less than a majority of the Trustees holding office have been elected by Shareholders, the Trustees then in office will call a Shareholders' meeting for the election of Trustees.

Section 3.02 of the Declaration of Trust further provides:

> The initial Trustees shall be the persons named herein. On a date fixed by the Trustees, the Shareholders shall elect at least three but not more than twenty-five Trustees, as specified by the Trustees pursuant to Section 3.06 of this Article III.

The trustees named in the Declaration of Trust were Gundlach and a longtime associate of Gundlach. Gundlach and the longtime associate of Gundlach signed the Declaration of Trust as "being all of the initial Trustees of the Trust . . . ."

17. On or about March 30, 2010, the Trust filed an Initial Capital Agreement with the S.E.C. The Initial Capital Agreement, which is addressed to the Board of Trustees and is dated March 22, 2010, states that "to provide the DoubleLine Funds Trust (the 'Trust') with initial capital to enable the public offering of each series of shares of beneficial interest of the Trust (each, a 'Fund'), DoubleLine Capital LP ('DoubleLine Capital') is hereby purchasing from the Trust shares of beneficial interest in each Fund . . . ." DoubleLine's March 22, 2010 purchase "from the Trust shares of beneficial interest in each Fund" resulted in the Trust having "Shareholders," as defined in the Declaration of Trust, Section 1.02(g), capable of voting in an election of Trustees pursuant to Section 3.01(c).

18. On information and belief, on or before March 25, 2010, the Shareholders of the Trust elected Ciprari, Salter, Untracht, and Woolson as Trustees pursuant Section 3.01(c) of the Declaration of Trust. On or about March 30, 2010, the Trust filed with the S.E.C. an Amended and Restated Declaration of Trust of DoubleLine Funds Trust entered into as of March 29, 2010, (the "Amended Declaration of Trust"). Ciprari, Salter, Untracht, Woolson, Gundlach, and a longtime associate of Gundlach signed the Amended Declaration of Trust as Trustees. On or about April 1, 2010, the Trust filed with the S.E.C. a Second Amended and Restated Declaration of Trust entered into as of April 1, 2010 (the "Second Amended Declaration of Trust"). Ciprari, Salter, Untracht, Woolson, Gundlach, and a longtime associate of Gundlach signed the Second Amended Declaration of Trust as Trustees.

19. The Declaration of Trust, which was in effect until the Amended Declaration of Trust was entered into on March 29, 2010, provides in Section 4.04 that:

> The Trustees shall act by majority vote of a quorum at a meeting duly called or by unanimous written consent without a meeting or by telephone meeting provided a quorum of Trustees participate in any such telephone meeting, unless the 1940 Act requires that a particular action be taken only at a meeting at which the Trustees are present in person. At any meeting of the Trustees, a majority of the Trustees shall constitute a quorum.

On information and belief, on or about March 25, 2010, a quorum of the Trustees—including at least two of the following: Ciprari, Salter, Untracht, and Woolson—held a meeting of the Trustees pursuant to Section 4.04 and approved the Trust entering into the IAMA with DoubleLine. On or about March 25, 2010, the Trust did enter into the IAMA with DoubleLine.

20. Paragraph 11 of the IAMA provides:

> The Trust (either by vote of its Board of Trustees or by vote of a 'majority of the outstanding voting securities' of each Fund) *may, at any time and without payment of any penalty, terminate* this Agreement upon sixty days' written notice to the Adviser.

(Emphasis added). By letter dated April 22, 2010, counsel for TCW in TCW *v. Gundlach,* informed Ciprari, Salter, Untracht, and Woolson that

> It is our belief that DoubleLine Funds is currently and improperly benefitting from the information that the defendants in *TCW v. Gundlach, et al.* misappropriated. Both entities are profiting from the same theft of TCW's trade secrets, and benefitting from the same wrongdoing. . . . DoubleLine Funds is therefore also liable to TCW.

Although the IAMA permits the Trust to terminate DoubleLine "at any time and without payment of any penalty," on information and belief, the Trust has not terminated the IAMA.

E. The Trust And Trustees Offer Substantial Assistance And Engage In Active Participation With the Co-Conspirators To Exploit The Valuable And Confidential TCW Information, Data, Methods and Good Will That The Co-Conspirators Misappropriated From TCW.

21. As alleged with greater particularity in the complaint in *TCW v. Gundlach,* beginning at least as early as September 2009, Co-Conspirators, while officers of TCW, conspired to steal and stole vast amounts of TCW's source code, software, programs, spreadsheets, databases and other files that comprise TCW's proprietary suite of loan analysis, pricing, data aggregation and reporting tools (the "Proprietary Systems"); a confidential and proprietary customer database containing decades of accumulated information about TCW's more than 24,000 client and

prospective client contacts, including primary, secondary, and tertiary contact information, holdings and account information, net worth, tax identification numbers and custodial account information; original, hand-written documentation for each trade executed by TCW's Mortgage Backed Securities Group from 1989 through November 2009 (the "Trade Tickets"), which serve as documentation of a portfolio manager's track record, and allow the portfolio manager to rely on its prior performance in marketing itself to clients and prospects; client directives regarding investment preferences, prohibitions and limitations, and risk tolerance; hundreds of confidential client investment management agreements; daily and monthly holdings and security master data ("Holdings Data"), containing detailed holdings and analysis derived from TCW's Proprietary Systems, client accounting data, and positions for each client and portfolio in the Mortgage Backed Securities Group, and each individual security therein, from December 2004 through December 2009; and additional stores of TCW's and its clients' confidential, proprietary and/or trade secret data and information.

22. With the exception of publicly available loan information and other databases, the data and information Co-Conspirators stole from TCW comprised in the aggregate everything that Co-Conspirators would need to establish DoubleLine and the Trust—new business ventures that could offer to the investing public a series of mutual funds to compete with TCW's mutual funds.

23. Co-Conspirators conspired to and did covertly download, transfer, copy and use the foregoing confidential, proprietary and trade secret data and information, and conspired to and did conceal the thefts from TCW, for the purpose of establishing competing business ventures.

24. Co-Conspirators planned to use and did use TCW's data and information to establish competing ventures (which Co-Conspirators later formed as DoubleLine and the Trust) that would offer and market to the public mutual funds that were virtually identical to TCW's mutual funds in that they would consist of portfolios with investment objectives, policies and strategies that are substantially similar in all material respects to the portfolios comprising TCW's mutual funds. It was Co-Conspirators plan from the outset of the conspiracy to use the same analytical methods they had used at TCW in managing TCW's mutual funds (*i.e.*, TCW's Proprietary Systems and proprietary analysis) at the new competing ventures.

25. As part of their conspiracy, Co-Conspirators conspired to and did steal TCW's good will, by among other things, using TCW's client database containing detailed, confidential information for more than 24,000 clients and prospects to take TCW's clients, and to assure TCW's clients and other prospective that it would be able to use the same analytical methods that TCW had used based on the same technology, systems, tools and databases used by TCW in establishing, marketing and administering its mutual funds.

26. As a further part of their conspiracy, Co-Conspirators conspired to and did breach their fiduciary duty to TCW by recruiting substantially all of TCW's Mortgage Backed Securities group (as well as all of TCW's Fixed Income group), persuading TCW's employees to leave TCW en masse, with insufficient notice of their departure, with the intent to cripple TCW and immediately start a competing firm to issue a series of competing mutual funds virtually identical to TCW's funds.

27. Each of the foregoing wrongful acts of the Co-Conspirators and DoubleLine were performed for the purpose of creating the Trust and offering the Trust's mutual funds to the investing public, and to compete with the funds offered by TCW.

28. The Trust's formation in or around January 11, 2010, was in furtherance of the Co-Conspirators' and DoubleLine's scheme to misappropriate and convert TCW's proprietary and confidential information and trade secrets and good will for the purpose of creating, offering, marketing and administering the Trust's mutual funds.

29. The formation of the Trust in or around January 11, 2010, and its ability to offer the mutual funds to the investing public in or around April 2010, would not have possible but for the Co-Conspirators' misappropriation and conversion of TCW's proprietary and confidential information and trade secrets and good will.

30. From its inception in or around January 11, 2010, the Trust, originally controlled solely by Gundlach (and nominally by Gundlach's longtime associate and fellow Trustee), and later by Gundlach, his longtime associate and the four ostensibly "Independent" Trustees, used DoubleLine and its employees and agents to misappropriate and convert TCW's confidential and proprietary information, trade secrets and good will, by among other things, copying and using

TCW's Proprietary Systems, client database, Holdings Data, Trade Tickets and other data and information the Co-Conspirators stole from TCW; creating derivative source code, software, spreadsheets, databases, files, and data from the stolen data and information; using the stolen data and information to lure clients (including TCW's clients); touting DoubleLine's and the Trust's ability to obtain returns for investors using objectives, policies and strategies that are substantially similar in all material respects to the portfolios comprising TCW's mutual funds and by using the same analytical methods used by TCW.

31. Furthermore, the Trust actively participated in its agent DoubleLine's conversion, acquisition, use, and disclosure of TCW's confidential and proprietary information, trade secrets and good will, and ratified DoubleLine's conduct, by retaining DoubleLine as its investment adviser and agent, even after receiving constructive notice of DoubleLine's theft (on January 7, 2010, when TCW filed its Complaint in *TCW v. Gundlach*) as well as actual notice (on April 22, 2010, when TCW alerted the Independent Trustees of their potential liability for their active participation in Co-Conspirators' and DoubleLine's wrongdoing).

32. By conspiring to steal TCW's confidential and proprietary information, trade secrets, and good will, Co-Conspirators, DoubleLine and the Trust conspired to and did obtain a "head start" that a newly formed investment adviser and funds trust competing by legitimate means would not have. This head start has allowed Co-Conspirators, DoubleLine and the Trust to immediately compete for billions of dollars of assets under management, whereas if Co-Conspirators, DoubleLine, and the Trust had conducted themselves lawfully, they would not have been in a position to compete with TCW and its funds for many months, if not years.

FIRST CLAIM FOR RELIEF

Misappropriation of Trade Secrets

(Against the Trust, Ciprari, Salter, Untracht and Woolson)

33. TCW hereby realleges as if set forth fully herein, the allegations in paragraphs 1 through 32.

34. As set forth above, Gundlach and the other Co-Conspirators formed DoubleLine for the specific purpose of exploiting the confidential and proprietary information they had stolen

from TCW. To accomplish his objective, Gundlach and the other Co-Conspirators next created the Trust. The creation of the Trust and its Funds was a key element and goal of the conspiracy from its inception. It was also their intention from the inception that the Funds the Trust would offer would unfairly compete directly with identical or nearly identical funds offered by TCW.

35. Gundlach formed the Trust on January 11, 2010, four days after the filing of the complaint in *TCW v. Gundlach*. At the time Gundlach formed the Trust, the only Trustees were Gundlach and a longtime associate and Gundlach controlled the longtime associate's conduct as Trustee. As the founding Trustee, with life tenure, Gundlach exercised and exercises broad powers over the Trust, including (as recited in the Declaration of the Trust) exercising (along with the other Trustees) "exclusive and absolute control over the Trust property and over the business of the Trust," with "full authority and power to make any and all investments which [Gundlach and his hand-picked Trustees], in their sole discretion, shall deem proper" and the power to select the officers of the Trust.

36. From the creation of the Trust until the election of additional Trustees, Gundlach, founding Trustee, controlled it. In or about April 2010, Gundlach caused a shareholder election to occur, the purpose of which was to elect four "independent" Trustees, because of the legal requirement that a majority of the Trust's trustees be independent of the investment adviser. The Trustees were selected by Gundlach because they were friendly and could be controlled by him, and he does in fact control their decisions as trustees. Because of the control Gundlach exercises over it, the Trust is a mere instrumentality of Gundlach and the other Co-Conspirators who created it.

37. On or about January 11, 2010, at the time the Trust was controlled exclusively by Gundlach, Gundlach designated DoubleLine as the investment adviser for the Funds to be offered by the Trust. As such, DoubleLine and Gundlach were designated to act and have acted as agents of the Trust. At that time, the Trust knew and intended that DoubleLine would use the misappropriated TCW confidential and trade secret information for the benefit of the Trust.

38. After their election as Trustees, the Trustees confirmed the Trust retaining DoubleLine as its Investment Adviser, with knowledge that the Trust was created by the Co-

Conspirators for the express purpose of exploiting the intellectual property and good will originally misappropriated by the Co-Conspirators.

39. As the Trust's agent, DoubleLine manages the Trust's Funds. In so doing, DoubleLine is using misappropriated confidential and trade secret information for the benefit of its principal, the Trust.

40. The Trust and each of its Trustees knew and intended that the Trust's adviser, DoubleLine, would illicitly use TCW confidential and proprietary information in order to obtain superior investment returns. For example, on or about March 5, 2010, the Trust filed its registration statement on Form N-1/A with the S.E.C., which included the disclosure that the Funds' Adviser—DoubleLine—intended "to use the same analytical methods" as the Co-Conspirators had used when at TCW. The "analytical methods" at TCW were, and are, the proprietary and confidential information of TCW, which the Co-Conspirators had surreptitiously downloaded onto electronic storage devices and stolen. In publicly disclosing that its managers would use TCW analytical methods, the Trust acknowledged the use of TCW proprietary information in the management of the funds.

41. In addition, the Trust and each of its Trustees received explicit notice that their retained advisers and agents have in their possession, custody and control, and were using, devices and documents containing TCW confidential and proprietary information. By letter dated April 22, 2010, TCW informed the Trustees of the Trust that TCW had discovered incontrovertible forensic evidence that DoubleLine, Gundlach and the other Co-Conspirators misappropriated the equivalent of nine *million* pages of proprietary and confidential information from TCW. After such notice, the Trust continued to use the services of DoubleLine and Gundlach. They have therefore ratified and adopted their wrongful conduct.

42. As a result of the foregoing, the Trust itself and the Trustees have directly acquired, used and are using TCW's confidential and trade secret information. With the knowledge and agreement of each of the Trustees, Gundlach and others at DoubleLine are using TCW's trade secret information in advising and managing the Funds. Because of DoubleLine's and Gundlach's

acquisition and use of TCW's trade secrets on behalf of their principal, the Trust and the Trustees acquired and are using, and therefore have misappropriated, TCW's trade secrets.

43. TCW's remedy at law is not by itself sufficient to compensate TCW for all the irreparable injuries inflicted and threatened by the Trust and the Trustees, including but not limited to, loss of confidential and trade secret information and business opportunities. In particular, due to the Co-Conspirators' theft of TCW's confidential and trade secret information, the Trust and the Funds obtained an unfair and illegal "head start" of at least six months in the establishment of its business and ought to be enjoined from operating for a commensurate period of time.

44. The Court should find that the Trust and the Trustees have threatened to misappropriate and have actually misappropriated TCW's confidential and trade secret information and should award TCW damages as well as injunctive relief (including but not limited to a temporary restraining order, preliminary injunction and permanent injunction) and other relief consistent with the prayer for relief below.

45. In threatening to and actually misappropriating TCW's trade secrets, the Trust and the Trustees are guilty of oppression, fraud and malice. Such conduct constituted despicable conduct carried on by the Trust and the Trustees with a willful and conscious disregard for the rights of TCW. TCW is entitled to an award, in addition to compensatory damages, of punitive damages sufficiently large, taking into account the Trust's and the Trustees' substantial wealth, to punish the Trust and the Trustees and to discourage such conduct in the future.

SECOND CLAIM FOR RELIEF

Bus. & Prof. Code § 17200

(Against the Trust, Ciprari, Salter, Untracht and Woolson)

46. TCW hereby realleges as if set forth fully herein, the allegations in paragraphs 1 through 45.

47. The acts of the Trust and its Trustees, Ciprari, Salter, Untracht and Woolson as herein alleged constitute unlawful, unfair and deceptive business practices in violation of California Business & Professions Code § 17200 *et seq.*, based upon, but not limited to, the Trust's violation of California Civil Code § 3426 (misappropriation of trade secrets) in that the

Trust is using misappropriated trade secret information and in violation of California Penal Code § 496.

48. The Trust has also competed unfairly with TCW by exploiting, through its agent DoubleLine, the benefits derived from the breaches of fiduciary duty, interference with existing contracts and prospective economic advantage and conversion of TCW's good will and other valuable, confidential, proprietary tangible and intangible assets, by the Co-Conspirators.

49. In breach of their fiduciary duty, Co-Conspirators planned to launch DoubleLine and trigger an en masse departure of virtually the entire Mortgage Backed Securities group at TCW to join DoubleLine. While employed by TCW, from September 3, 2009 (or earlier) through December 4, 2009, they secretly planned to create a new company, first called Able Grape, then DoubleLine, for the precise purpose of unfairly competing with TCW. They established DoubleLine to exploit the benefits derived from their breaches of fiduciary duty, interference with existing contracts and prospective economic advantage and conversion of TCW's good will and other valuable, confidential, proprietary tangible and intangible assets. An integral part of their efforts to exploit such benefits included the creation of the Trust to market a group of fixed income Funds identical to the funds managed by TCW. The Trust's Funds would be managed by its agent, DoubleLine.

50. The intangible assets that the Co-Conspirators conspired to exploit at DoubleLine and at the Trust through the Funds include, without limitation, the value developed over more than two decades and at great expense associated with recruiting, training and developing the teamwork, collaboration and track record of more than 50 professional members of the TCW fixed income asset management team (including portfolio managers, traders, analysts and computer programmers), their collective relationships with institutional clients and consultants that advise public and private pension funds, employee benefit plans, endowment funds, foundations, labor unions, sovereign wealth funds, hospitals and other health care organizations and institutional investors. The combination of the intellectual talent of the TCW fixed income asset management team, their relations with each other, their relations with investors and consultants and their track record for delivering consistent results under different and varying market conditions results in

TCW's continued expectation of patronage, is the property of TCW and is "good will" within the meaning of California Business & Professions Code § 14100 *et seq.*

51. But for the breach of fiduciary duty by the Co-Conspirators, neither DoubleLine nor the Trust nor the Funds, as they are presently constituted, would exist.

52. The acts of the Trust and its Trustees have caused TCW to suffer injury in fact and to lose money or property it spent in an attempt to replace the good will that it lost due to Gundlach's breach of his fiduciary duty. TCW has also suffered injury in fact and loss of money or property as a result of the Trust's and Trustees' unfair competition due to its continuing efforts to replace the good will and to counter the Trust's unfair competition.

53. The acts of the Trust, as herein alleged, are unlawful because they violate federal and state statutes, including but not limited to California Civil Code § 3426 (misappropriation of trade secrets), California Penal Code § 502 (Computer Access Data and Fraud Act), California Penal Code § 496 (Receiving Stolen Property), 18 U.S.C. § 1832 *et seq.* (misappropriation of trade secrets) and 18 U.S.C. § 1030 *et seq.* (Computer Fraud and Abuse Act).

54. The acts of the Trust, as herein alleged, are unfair because they violate the policy and spirit of the antitrust laws, which promote free and fair competition and condemn the sort of direct and unfair competition engaged in by the Trust and Trustees.

55. The acts of the Trust, as herein alleged, are deceptive because the Trust and its agent, DoubleLine, have presented those acts as vigorous and fair competition on the merits, when in fact they are both illegal and unfair. The Trust and its agent DoubleLine have disparaged TCW for being unwilling to compete fairly on the merits, when the truth of the matter is exactly the opposite. The Trust wants to play with a stacked deck by converting, receiving and using TCW's trade secrets and good will instead of through the fruit of its own investment and labor. The Trust has misled actual and potential investors in its Funds into believing its management of the funds is proper and lawful when it is not.

56. The unlawful, unfair and deceptive business practices of the Trust described above presents a continuing threat to TCW's business and intellectual property portfolio.

57. As a direct and proximate result of these acts, the Trust has been unjustly enriched, and in the future will continue to be unjustly enriched by, among other things, their use of TCW's confidential and proprietary information and business processes and methods.

58. The unlawful, unfair and deceptive business practices that the Trust has engaged in have provided it a "head start" that a new entrant company competing by legitimate means would not have. This head start has allowed and will continue to allow the Trust to unfairly compete for billions of dollars of assets under management, whereas if the Trust had conducted itself in a manner that was not unlawful, unfair or deceptive, it would not be in a position to compete for that business for many months, if not years.

59. TCW has been irreparably injured by the Trust's unlawful, unfair and deceptive conduct as alleged herein, and will continue to be damaged until the Trust's unfair competition is enjoined.

60. The Court should find that the Trust's actions violate California Business & Professions Code § 17200 *et seq.*, award TCW such monetary relief as permitted by statute as well as injunctive relief, and its reasonable attorneys' fees and costs of suit.

THIRD CLAIM FOR RELIEF

Common Law Unfair Competition

(Against the Trust, Ciprari, Salter, Untracht and Woolson)

61. TCW hereby realleges as if set forth fully herein, the allegations in paragraphs 1 through 60.

62. The Trust's illegal, unfair and deceptive conduct, as alleged above, has allowed the Trust to gain an unfair competitive advantage over TCW.

63. The Trust has competed unfairly with TCW by misappropriating TCW's trade secrets and misappropriating TCW property and concepts, including those provided to the Co-Conspirators in confidence.

64. The Trust has also competed unfairly with TCW by exploiting, through its agent DoubleLine, the benefits derived from the breaches of fiduciary duty, interference with existing

contracts and prospective economic advantage and conversion of TCW's good will and other valuable, confidential, proprietary tangible and intangible assets, by the Co-Conspirators.

65. The Trust's direct and unfair competition has deprived TCW of business, revenues and profits it otherwise would have obtained and has caused it to lose customers to the Mutual Funds managed by the Trust that it otherwise would have retained.

66. The Court should award TCW damages it has suffered from the Trust's unfair competition, consistent with the prayer for relief below.

67. TCW has been irreparably injured by the Trust's unlawful, unfair and deceptive conduct as alleged herein, and will continue to be damaged until the unfair competition by the Trust is enjoined.

FOURTH CLAIM FOR RELIEF

Conspiracy to Steal, Convert and Use Good Will and to Steal, Convert and Use Trade Secrets, and Other Confidential, Proprietary and Valuable Information

(Against the Trust, Ciprari, Salter, Untracht and Woolson)

68. TCW hereby realleges as if set forth fully herein, the allegations in paragraphs 1 through 67.

69. As set forth above, the Co-Conspirators conspired to steal TCW's trade secrets in order to use such information in competition against TCW.

70. The Co-Conspirators agreed that they would establish DoubleLine to exploit the good will, trade secrets, and other confidential, proprietary and valuable information they had stolen from TCW. An integral part of this conspiracy was the later creation of the Trust to market a group of fixed income mutual funds identical to the funds managed by TCW for the purpose of exploiting and benefiting from the stolen TCW property and information.

71. After the Co-Conspirators misappropriated TCW's good will, trade secrets and non-trade secret confidential and proprietary information and methods, the Trust and its Trustees, including Ciprari, Salter, Untracht and Woolson, joined the conspiracy. The Trust and the Trustees had knowledge of the illegal actions of their Co-Conspirators because, for among other reasons, at least one of the Trustees, Gundlach, participated in the theft of the trade secrets.

Gundlach created the Trust with the purpose of exploiting the stolen trade secrets and used his position as Trustee to designate DoubleLine as the investment adviser of the Trust. As a direct result of Gundlach's influence and control over DoubleLine, the Trust and the Trustees, the Trust and each of the Trustees have actual knowledge of the illegal actions taken to acquire trade secrets and the opportunities and good will and joined the conspiracy to acquire and use trade secrets and the opportunities and good will of TCW.

72. As a result of the foregoing, the Trustees have also joined in the conspiracy and have provided assistance and encouragement to the other Co-Conspirators in their ongoing illegal conduct.

73. The original conspiracy, which the Trust, Ciprari, Salter, Untracht and Woolson joined, not only involved the misappropriation of trade secrets, but also the theft of TCW's good will and non-trade secret confidential and proprietary or otherwise valuable TCW information, for use at DoubleLine and the Trust. The Trust and each of the Trustees also joined in this aspect of the conspiracy.

74. Co-Conspirators joining an ongoing conspiracy are liable for all actions taken as part of the conspiracy, including actions pre-dating their joining the conspiracy. Accordingly, the Trust and the said Trustees are liable for the illegal acquisition of trade secrets and for all damages caused by their co-conspirators' conduct.

75. In addition to damages, TCW is entitled to injunctive relief (including but not limited to a temporary restraining order, preliminary injunction and permanent injunction).

76. In joining the conspiracy to misappropriate TCW's trade secrets, the Trust and its Trustees Ciprari, Salter, Untracht and Woolson are guilty of oppression, fraud and malice. Such conduct constituted despicable conduct carried on by the Trust and its Trustees Ciprari, Salter, Untracht and Woolson with a willful and conscious disregard for the rights of TCW. TCW is entitled to an award, in addition to compensatory damages, of punitive damages sufficiently large to punish the Trust and its Trustees Ciprari, Salter, Untracht and Woolson and to discourage such conduct in the future.

FIFTH CLAIM FOR RELIEF

Aiding and Abetting the Theft and Use of Good Will, the Theft and Use Trade Secrets, and Other Confidential, Proprietary and Valuable Information and the Violation of Business & Professions Code Section 17200

(Against the Trust, Ciprari, Salter, Untracht and Woolson)

77. TCW hereby realleges as if set forth fully herein, the allegations in paragraphs 1 through 76.

78. As set forth above, the Co-Conspirators conspired to steal TCW's trade secrets, to breach their fiduciary duties to TCW by converting TCW's opportunities and good will for their benefit and to violate Business & Professions Code § 17200 to compete unfairly against TCW.

79. The Co-Conspirators agreed that they would establish DoubleLine to exploit the good will, trade secrets, and other confidential, proprietary and valuable information they had stolen from TCW. An integral part of the Co-Conspirators' illegal conduct was the later creation of the Trust to market a group of fixed income mutual funds identical to the funds managed by TCW for the purpose of exploiting and benefiting from the stolen TCW property and information.

80. After the Co-Conspirators misappropriated TCW's opportunities, good will, trade secrets and non-trade secret confidential and proprietary information and methods, the Trust and its Trustees, including Ciprari, Salter, Untracht and Woolson, aided and abetted the Co-Conspirators with knowledge of the Co-Conspirators unlawful purpose. The Trust and the Trustees had knowledge of the illegal actions of the Co-Conspirators because, for among other reasons, at least one of the Trustees, Gundlach, participated in the theft of the trade secrets. Gundlach created the Trust with the purpose of exploiting the stolen trade secrets and used his position as Trustee to designate DoubleLine as the investment adviser of the Trust. As a direct result of Gundlach's influence and control over DoubleLine, the Trust and the Trustees, the Trust and the Defendant Trustees have actual knowledge of the illegal actions taken to acquire trade secrets and aided and abetted the Co-Conspirators with the purpose of encouraging or facilitating the Co-Conspirators illegal conduct.

81. As a result of the foregoing, the Defendant Trustees gave substantial assistance and encouragement to the Co-Conspirators in their ongoing illegal conduct.

82. The illegal conduct of the Co-Conspirators, which the Trust, Ciprari, Salter, Untracht and Woolson aided and abetted, not only involved the misappropriation and use of trade secrets, but also the theft and use of TCW's opportunities, good will and non-trade secret confidential and proprietary or otherwise valuable TCW information, for use at DoubleLine and the Trust. The Trust and the Defendant Trustees also aided and abetted this aspect of the Co-Conspirators' illegal conduct.

83. The conduct of the Trust, Ciprari, Salter, Untracht and Woolson was a substantial factor in causing harm to TCW by facilitating the Co-Conspirators' theft and use of TCW's trade secrets, good will, and non-trade secret confidential and proprietary or otherwise valuable TCW information.

84. Parties who aid and abet ongoing illegal activity are liable for all actions taken as part of the illegal conduct, including actions pre-dating when they began aiding and abetting the illegal activity. Accordingly, the Trust and the Trustees are liable for the illegal acquisition of trade secrets and for all damages caused by the Co-Conspirators' conduct.

85. In addition to damages, TCW is entitled to injunctive relief (including but not limited to a temporary restraining order, preliminary injunction and permanent injunction).

86. In aiding and abetting the Co-Conspirators' illegal conduct to misappropriate TCW's trade secrets, the Trust and its Trustees Ciprari, Salter, Untracht and Woolson are guilty of oppression, fraud and malice. Such conduct constituted despicable conduct carried on by the Trust and its Trustees Ciprari, Salter, Untracht and Woolson with a willful and conscious disregard for the rights of TCW. TCW is entitled to an award, in addition to compensatory damages, of punitive damages sufficiently large to punish the Trust and its Trustees Ciprari, Salter, Untracht and Woolson and to discourage such conduct in the future.

SIXTH CLAIM FOR RELIEF

Unjust Enrichment (Against the Trust)

87. TCW hereby realleges as if set forth fully herein, the allegations in paragraphs 1 through 86.

88. TCW alleges that all the data, materials, methods and other information that Defendants misappropriated are trade secrets. In the alternative, to the extent, if any, any of the misappropriated material is not trade secret, DoubleLine, as the agent of the Trust, is using such valuable confidential and proprietary data, information and methods for the benefit of its principal, the Trust. As a consequence, the Trust has directly acquired and used, is continuing to use, and will continue to use these valuable confidential and proprietary TCW data, information and methods for its unjust benefit.

89. The Trust is also enjoying the unjust benefit of the good will that the Co-Conspirators conspired to misappropriate, and misappropriated, from TCW.

90. As set forth above, the Trust and its Trustees knew and intended that the Trust's adviser and managers are illicitly using TCW's confidential and proprietary information in order to obtain superior investment returns. In the alternative, even if the Trust does not have actual knowledge of misappropriation, such knowledge is imputed to it. The Trust is a mere instrumentality of the other defendants that created the Trust and the Funds, and the Trust has continued to retain DoubleLine to advise and manage the Funds. The knowledge and action of the agents of the Trust are imputed to the Trust.

91. Even if the Trust and Trustees were innocently unaware of their adviser's and managers' thefts of information and other illegal activities, nonetheless the Funds will obtain the benefit of the illicit use of TCW confidential and proprietary information misappropriated by Co-Conspirators and DoubleLine. The Trust's retention of the ill-gotten investment returns, including but not limited to the portion of any returns paid or agreed to be paid to DoubleLine as management fees, would, therefore, be unjust.

SEVENTH CLAIM FOR RELIEF

Violation of Penal Code § 496
(Against the Trust, Ciprari, Salter, Untracht and Woolson)

92. TCW hereby realleges as set forth fully herein the allegations of paragraphs 1 through 91.

93. As set forth above, TCW trade secrets and other valuable and confidential data and methods were stolen from TCW by the Co-Conspirators.

94. Defendants received, concealed or withheld the stolen property or aided in receiving, concealing or withholding the stolen property from TCW.

95. Defendants knew the trade secrets and other valuable and confidential data and methods were stolen from TCW by the Co-Conspirators.

96. As a result of the foregoing, TCW has been damaged and TCW is entitled to recover three times the amount of its actual damages, in addition to reasonable attorneys' fees.

Prayer for Relief

BASED ON THE FOREGOING, TCW requests the following relief:

1. Judgment in favor of TCW and against the Trust, Ciprari, Salter, Untracht and Woolson for TCW's First through Fifth and Seventh Claims for Relief asserted in its Complaint;

2. Judgment in favor of TCW and against the Trust for TCW's Sixth Claim for Relief asserted in its Complaint

3. On the First through Seventh Claims, that the Court grant TCW an award of lost profits, the Trust's ill-gotten gains or profits, disgorgement, restitution and/or damages in an amount according to proof at trial; and for an order declaring a constructive trust that the Trust holds its interest in the returns from the Funds in trust for TCW, injunctive relief and punitive damages;

4. That the Court enjoin the Trust from operating for a period of time equal to the illegal "head start" it obtained through Defendants' illegal conduct of not less than six months;

5. That the Court award damages against Defendants according to proof;

6. On the Seventh Cause of Action, that the Court award TCW three times the amount of actual damages;

7. That the Court grant TCW pre-judgment interest on all such damages, monetary or otherwise;

8. That the Court grant TCW an award for reasonable attorneys' fees and costs of suit incurred herein;

9. That the Court order the Trust, Ciprari, Salter, Untracht and Woolson and the DOE Defendants to pay TCW punitive damages according to proof in an amount sufficient to deter each Defendant from engaging in similar conduct against TCW or others and to deter Defendants and each of them from engaging in similar malicious, offensive and fraudulent conduct against others in the future;

10. That the Court grant TCW such equitable relief as is requested above, including but not limited to a writ of seizure and permanent injunctive relief; and

11. That the Court award TCW such other and further relief as the Court deems just and proper.

DATED: December 1, 2010

QUINN EMANUEL URQUHART & SULLIVAN, LLP

By John Quinn / DAS
John B. Quinn
Attorney for Trust Company of the West